SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                         ________________

                          SCHEDULE 14D-9
                          (Amendment No. 1)

              SOLICITATION/RECOMMENDATION STATEMENT
               PURSUANT TO SECTION 14(D)(4) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                      ______________________


                        COMSAT CORPORATION
                    (Name of Subject Company)


                        COMSAT CORPORATION
               (Name of Person(s) Filing Statement)


                 Common Stock, without par value
                  (Title of Class of Securities)


                            20564D107
              (CUSIP Number of Class of Securities)


                       Warren Y. Zeger, Esq.
           Vice President, General Counsel and Secretary
                        COMSAT Corporation
                      6560 Rock Spring Drive
                    Bethesda, Maryland  20817
                          (301) 214-3200

     Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).


                         With a Copy to:

                       Alan C. Myers, Esq.
             Skadden, Arps, Slate, Meagher & Flom LLP
                         919 Third Avenue
                  New York, New York  10022-3897
                          (212) 735-3000





      This Amendment No. 1 to the Solicitation/Recommendation Statement on
 Schedule 14D-9 (the "Schedule 14D-9") of COMSAT Corporation, a District of Columbia corporation (the "Company") amends and supplements the Schedule 14D-9 of the Company relating to the tender offer (the "Offer") by Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 25, 1998, as amended, to purchase up to 49% (less certain adjustments) of the issued and outstanding shares of common stock, without par value, of the Company (the "Shares") at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25,1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

 ITEM 3.  IDENTITY AND BACKGROUND.

      Item 3(b) is hereby amended and supplemented by the addition of the following paragraphs thereto:

      Pursuant to a continuing engagement, the law firm of Wunder, Knight, Levine, Thelen & Forscey, has provided Parent general legislative support. Peter S. Knight, a Presidentially appointed director of the Company since September 1994 and partner in the law firm of Wunder, Knight, Levine, Thelen & Forscey, has rendered services to Parent pursuant to such engagement. Parent paid Wunder, Knight, Levine, Thelen & Forscey $151,370, $135,325, $112,129 and $161,669 for services rendered and expenses incurred during 1995, 1996, 1997 and 1998, respectively.

      Additionally, pursuant to a continuing engagement, the law firm of Manatt, Phelps & Phillips, LLP has provided Parent general legal and legislative advocacy services in connection with government contracts and contracting opportunities in the state of California. Charles T. Manatt, a Presidentially appointed director of the Company since May 1995 and chairman of the law firm of Manatt, Phelps & Phillips, LLP, has not had any personal involvement with the services rendered pursuant to the engagement. Parent paid Manatt, Phelps & Phillips, LLP $67,365, $55,023, $15,028 and $65,414 for services rendered and expenses incurred during 1995, 1996, 1997 and 1998, respectively.

 ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 is hereby amended and supplemented by the addition of the following paragraphs thereto:

      On January 21, 1999, Representative Tom Bliley, Chairman of the House Committee on Commerce, and Senator Conrad Burns, Chairman of the Senate Subcommittee on Communications, sent a letter (the "Letter") to William E. Kennard, Chairman of the Federal Communications Commission (the "FCC") urging the FCC not to take any action to permit any company (including Parent and the Purchaser) to purchase more than 10 percent of the Company prior to Congress adopting satellite reform legislation. Copies of the Letter and a related press release issued by Representative Bliley and Senator Burns are attached hereto as Exhibit 23. On January 22, 1999, the Company and Parent jointly issued a press release, a copy of which is attached hereto as Exhibit 24, responding to the joint statement of Representative Bliley and Senator Burns.

      If the FCC, in deference to the position expressed in the Letter, does not proceed with its review of Parent's filings related to the Offer or, if the FCC's review does not otherwise proceed on the schedule Parent anticipated, the Offer may not be completed in the first half of 1999, the time-frame previously disclosed by Parent and the Company as the time-frame during which they expected the Offer to close. Further, if the FCC were to delay or slow its review, and if Congress does not make rapid progress on satellite reform legislation, the Offer may not be completed by September 18, 1999. If this occurs, under the terms of the Merger Agreement, the parties may terminate the Merger Agreement. The parties may also elect not to avail themselves of that right or may elect to amend the Merger Agreement to extend this date. If Congress enacts legislation promptly, the Merger may be accelerated from the year-end date previously estimated by Parent and the Company as the date by which they expected the Merger to close. Conversely, if the legislative process moves slowly, the Merger is unlikely to occur by year-end.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 23 Text of Press Release issued by Representative Tom Bliley and Senator Conrad Burns dated January 22, 1999 and accompanying letter from Representative Tom Bliley and Senator Conrad Burns to William E. Kennard, Chairman of the FCC.

      Exhibit 24 Text of Joint Press Release issued by Parent and the Company dated January 22, 1999.



                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated: February 8, 1999            COMSAT Corporation


                                    By:  /s/ Alan G. Korobov
                                       ------------------------------
                                    Name:  Alan G. Korobov
                                    Title:  Controller




                                  EXHIBIT INDEX


      Exhibit 23 Text of Press Release issued by Representative Tom Bliley and Senator Conrad Burns dated January 22, 1999 and accompanying letter from Representative Tom Bliley and Senator Conrad Burns to William E. Kennard, Chairman of the Federal Communications Commission.

      Exhibit 24 Text of Joint Press Release issued by Parent and the Company dated January 22, 1999.